blueflite inc.



ANNUAL REPORT

7000 Kensington Road

Brighton, MI 48116

(734) 926-4562

https://www.blueflite.com/

This Annual Report is dated April 19, 2023.

BUSINESS

blueflite is a B2B deeptech company that is developing a cutting-edge logistics solution enabled by drones to solve the modern-day challenges in the logistics industry. blueflite's drone solution offers faster deliveries at a lower cost compared to conventional transport. The unique and patent pending tiltrotor design features vectored thrust for reliable operation under challenging conditions and for complex missions. An all-electric architecture allows for emission free operation. blueflite's digital platform capabilities enable platform integration into an all-automated supply chain for high-speed deliveries at scale. The company is currently developing a novel, AI based approach for its flight control system further enhancing flying capabilities.

blueflite is revenue generating with multi-million $ paying pilot projects and contracts. Several MoU's are in place and a commercial pipeline was developed to enable further growth and to pilot blueflite's technology in various logistics applications and use cases. blueflite has been awarded multiple grants, including Michigan Economic Development Corporation and Michigan SBDC.

blueflite inc. has undergone a re-branding exercise in 2021 and is formerly known as Flugauto Inc. Flugauto Inc. used to be a subsidiary of Flugauto Holding Limited, a BVI company. A legal restructuring took place over 2020/2021. During this process, the holding company was disscolved and all assets tranferred to its subsidiary which today is blueflite inc. As of now, blueflite has one subsidiary which is darkflite inc., which was incorporated in June 2022 and so far is not conducting any business activities. The purpose of setting up darkflite is for marketing and selling our products & services to potential US government and defense customers.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $3,233,500.00
Use of proceeds: R&D, company formation, SG&A, marketing & sales
Date: August 09, 2022
Offering exemption relied upon: Some investors are non-US citizen and fall under 506(c) and for US citizen it falls under section 4(a)(2).

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D, SG&A, company formation, business development
Date: January 11, 2021
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $20,000.00
Use of proceeds: R&D, company formation, SG&A, marketing&sales
Date: December 15, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue
The Company's revenues for fiscal year 2021 were $931,375 and grew to $1,883,825 in fiscal year 2022 as a result of more work performed related to a services contract to deliver drone trial operations over a two year period.

Cost of sales

Cost of Sales for fiscal year 2021 was $22,691 compared to $96,937 in fiscal year 2022 as the Company's revenue base grew over the year.

Gross profit

Gross Profit for fiscal year 2021 was $908,684 compared to $1,786,888 in fiscal year 2022 as a result of the Company generating more revenues.

Operating expenses

Operating expenses for fiscal year 2021 were $1,117,262 compared to $1,886,375 in fiscal year 2022. The Company's operating expenses consist of, among other things, compensation and benefits, contractor expenses to support trial operations, fees for professional services and patents, and material, supplies & equipment expenses mainly for research and development activities.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $278,072.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: GINCO Investments LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: February 10, 2024
Conversion of the note into equity upon qualified financing

Creditor: Techstars Accelerator Investments LLC
Amount Owed: $20,000.00
Interest Rate: 0.0%
Fixed Percentage Equity Convertible Agreement. Conversion of the note into equity upon qualified financing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frank Guenter Noppel

Frank Guenter Noppel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: August, 2020 - Present
Responsibilities: Oversee commercial and business development activities including sales, marketing and branding, product strategy and definition, competitive analysis, go-to-market approach, customer relationship management. Currently takes a salary of $180,000 a year.

Position: CFO
Dates of Service: August, 2020 - Present
Responsibilities: Keep financial oversight and budgets, investor relations, fund raising activities, oversee book keeping and accounting

Position: Board Director
Dates of Service: September, 2018 - Present
Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

Position: Secretary
Dates of Service: September, 2018 - Present
Responsibilities: Keeping book and records of company

Name: James Russell McClearen

James Russell McClearen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: August, 2020 - Present
Responsibilities: Day-to-day operation of the company including HR and filling with authorities, etc. Currently takes a salary of $180,000 a year.

Position: CTO
Dates of Service: August, 2020 - Present
Responsibilities: Setting of technical direction, technical development and R&D activities, partnership/supplier identification and management, production scheduling, sourcing, talent identification and hiring.

Position: Board Director
Dates of Service: June, 2021 - Present
Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

Other business experience in the past three years:

Employer: University of Michigan
Title: Adjunct Associate Research Scientist
Dates of Service: December, 2021 - Present
Responsibilities: Visiting about 2-3 times per year for lectures. Supporting student teams for project work and senior design studies, preparation of and giving lectures, supervision of students, interaction with academic staff.'

Other business experience in the past three years:

Employer: Struktur Dynamik LLC

Title: Owner
Dates of Service: June, 2012 - Present
Responsibilities: Currently dormant and not pursuing business activities; in the past acquisition and delivery of technical consulting projects, advising clients on technical matter, providing technical expertise.'

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Frank Guenter Noppel
Amount and nature of Beneficial ownership: 4,865,000
Percent of class: 43.785

Title of class: Class A Common Stock
Stockholder Name: James Russell McClearen
Amount and nature of Beneficial ownership: 3,435,000
Percent of class: 30.915

RELATED PARTY TRANSACTIONS

The Company leased office space, workshop space including machinery and tools from James McClearen. The
monthly lease is $4,380 and amounted to total annual amounts of $45,350 and $53,130 as of December 31, 2021 and 2022, respectively.

OUR SECURITIES

The company has authorized Class B Common Stock, Class A Common Stock, Convertible Note, Convertible Note, SAFE 1, SAFE 2, SAFE 3, SAFE 4, SAFE 5, and SAFE 6 . As part of the Regulation Crowdfunding raise, the Company will be offering up to 623,736 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 1,600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

No liquidation preference, no drag-along rights. This is the most senior class of stock (pari passu Class A common stock).

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 11,111,110 outstanding.

Voting Rights

One vote per share

Material Rights

No liquidation preference, no drag-along rights. This is the most senior class of stock currently outstanding (pari passu with Class B Common Stock).

Stock Options

The total amount outstanding includes 54,710 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 942,400 shares to be issued pursuant to stock options issued.

Convertible Note

The security will convert into Stock as issued in the qualified financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 10, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Priced Round with net proceeds of at least $250,000
Material Rights

The note was issued in 2018 by a holding entity (BVI) and flipped into blueflite inc in 2021.

Conversion upon a Qualified Financing.

In the event that the Company issues and sells shares to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least USD$250,000 (excluding the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future

Equity)) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of USD$3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified financing where the company issued shares of capital stock to investors at a fixed pre-money valuation
Material Rights

Fixed Percentage Equity Convertible Agreement.

As of immediately prior to the earliest to occur of (i) a Qualified Financing, (ii) a Liquidity Event, or (iii) a Dissolution Event, the Company will issue to purchaser a number of shares of the Company's Common Stock equal to six percent (6%) of the Fully Diluted Capital Stock of the Company.

Qualified Financing

A bona fide transaction with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of capital stock to investors at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (excluding all convertible securities). A Qualified Financing must be a single transaction, but may be executed in multiple closings as authorized by the Company's Board of Directors, provided that the type of security and the price paid per share is consistent across the closings.

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $820,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2018 by a holding entity (BVI) and flipped into blueflite inc in 2020/2021

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $180,000.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2019 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 3

The security will convert into Preferred stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $51,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 4

The security will convert into Preferred stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $70,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc later in 2020

SAFE 5

The security will convert into Preferred stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $2,112,500.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 5.

SAFE 6

The security will convert into Preferred stock and the terms of the SAFE 6 are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $60,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 6 .

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Blueflite, Inc was formed on September 14, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blueflite has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property.

The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Emerging Market Risk The cargo drone market is an emerging market in its early stage. Even though there are signs for ongoing adoption and exponential growth, there is the underlying risk that the adoption of cargo drone technology is not happening as expected/forecasted. Regulatory Risk Operation of drones is regulated through the relevant authorities, such as the Civil Aviation Authorities, and while the frameworks for commercial cargo drone operations are being developed and put in place across the world, there is the risk that the regulatory frameworks and/or time to adopt regulatory frameworks easing adoption of cargo drones may lag or be insufficiently implemented.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2023.

blueflite inc.

By   /s/ *Frank Noppel*

   Name: blueflite inc

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, FRANK NOPPEL, the CEO of blueflite inc., hereby certify that the financial statements of blueflite inc. (Company Name) and notes thereto for the periods ending December 31st, 2021 and December 31st, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $1,883,825; taxable loss of $102,410 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24 March 2023 (Date of Execution).

Frank Noppel ______________________ (Signature)

CEO ______________________ (Title)

April 7, 2023 ______________________ (Date)

BLUEFLITE INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

BLUEFLITE INC
Index to Financial Statements
(unaudited)

BLUEFLITE INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

($)	As of	As of
Account	**Dec-21**	**Dec-22**
ASSETS		
Current Assets		
Bank Accounts		
1001 blueflite Inc (USA) (3368)	1,416,235	278,072
Total Bank Accounts	**1,416,235**	**278,072**
Accounts Receivable		
1201 Accounts Receivable	1,855	1,855
Total Accounts Receivable	**1,855**	**1,855**
Other Current Assets		
1301 Prepaid Expenses	2,623	35,824
1303 Other Receivables	-	10,000
1307 Prepaid Storage Fees	1,496	-
1308 Security Deposit	-	6,504
Payroll Corrections	-	425
Payroll Refunds	-	815
Total Other Current Assets	**4,119**	**53,568**
Total Current Assets	**1,422,209**	**333,495**
Fixed Assets		
1401 Fixed Asset Computers	46,245	55,333
1402 Machinery & Equipment	53,715	53,715
1403 Fixed Asset Office Furniture	8,003	11,351
1405 Accumulated Depreciation Computers	(4,017)	(14,187)
1406 Accumulated Depreciation Machinery & Equipment	(4,088)	(14,832)
1407 Accumulated Depreciation Office Furniture	(657)	(2,704)
1410 CIP - Drones	108,987	-
1411 Drones	209,016	750,268
1412 Accumulated Depreciation - Drones	(14,788)	(26,770)
1413 Internally Developed Software	90,093	162,124
1414 Accumulated Amortization - Internally Developed Software	-	(5,404)
750 Workshop Tools & Equipment	6,384	6,384
762 Less Accumulated Depreciation on Workshop Equipment & Tools	(6,384)	(6,384)
Total Fixed Assets, net	**492,508**	**968,894**
Other Assets		
1409 Deferred Tax Asset	182,000	182,000
Total Other Assets	**182,000**	**182,000**
TOTAL ASSETS	**2,096,717**	**1,484,389**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2101 Accounts Payable	104,321	185,896
Total Accounts Payable	**104,321**	**185,896**
Credit Cards		
2200 Silicon Valley Bank Credit Card	-	32,540
Total Credit Cards	**-**	**32,540**
Other Current Liabilities		
2306 Employee Reimbursements	1,196	-
2308 Rounding	0	0
2309 Customer Deposits	453,625	(670,000)
2401 Federal Taxes Payable (941/944)	-	-
2402 Federal Unemployment Payable (940)	121	168
2403 MI Income Tax Payable	2,227	1,913
2404 MI Unemployment Tax Payable	391	390
FL Unemployment Tax	-	(189)
WA Paid Family and Medical Leave Tax	-	82
WA SUI Employer	-	138
Total Other Current Liabilities	**457,560**	**(667,499)**
Total Current Liabilities	**561,880**	**(449,063)**
Long-Term Liabilities		
2501 Convertible Note/SAFES	2,820,074	3,320,034
Total Long-Term Liabilities	**2,820,074**	**3,320,034**
Total Liabilities	**3,381,955**	**2,870,971**
Equity		
3000 Retained Earnings	(579,713)	(745,251)
3007 Prior Period Adjustment	92,000	92,000
3008 BVI Capital Contribution	608,000	608,000
3009 Convertible Note Exchange from BVI Entity	(1,240,014)	(1,240,014)
3100 Shareholder Contributions	27	1,093
Net Income	(165,538)	(102,410)
Total Equity	**(1,285,238)**	**(1,386,582)**
TOTAL LIABILITIES AND EQUITY	**$ 2,096,717**	**$ 1,484,389**

BLUEFLITE INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

($)

Account		FY21	FY22
Revenue			
4001 Revenue	$	931,375	1,883,825
Total Revenue		**931,375**	**1,883,825**
Expenses			
5002 Materials & Supplies		63,954	76,539
5005 Freight		11,234	19,138
6001 Advertising & Marketing		16,370	30,219
6002 Shop Expenses		5,986	1,496
6003 Professional Fees		172,873	120,491
6004 Office Supplies & Software		20,782	70,840
6005 Travel, Meals & Entertainment		18,084	83,012
6006 Insurance		37,896	41,954
6007 Depreciation & Amortization		22,691	96,937
6008 Miscellaneous Expenses		2,168	(212)
6011 Bank Fees		-	2
6013 Equipment		6,704	-
6014 Computer & IT		15,184	2,580
6017 Dues & subscriptions		2,604	12,991
6026 Contractor Expense		271,380	506,823
6027 Fundraising		-	43,710
6028 Business Development		-	23,943
6304 QuickBooks Payments Fees		1,533	-
6307 Disposal of Fixed Asset		-	152,425
6100 Payroll Expenses		392,150	484,697
6200 Facilities			
6201 Rent		46,082	65,116
6202 Utilities		2,143	3,411
6203 Facility Maintenance		11,410	6,065
Total 6200 Facilities		**59,635**	**74,592**
6300 Research & Development			
6301 R&D Hardware & Design		18,723	89,102
6302 R&D Software		-	41,160
6303 R&D Other		-	10,875
Total 6300 Research & Development		**18,723**	**141,137**
Total Expenses		**1,139,953**	**1,983,312**
Net Operating Income		**(208,578)**	**(99,487)**
Other Income			
7001 Other Income		40	-
7000 Deferred Tax Expense		43,000	-
Reconciliation Discrepancies-1		-	(2,923)
Total Other Income		**43,040**	**(2,923)**
Net Other Income		**43,040**	**(2,923)**
Net Income	$	**(165,538)** $	**(102,410)**

BLUEFLITE INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

($)

Account	FY21	FY22
Net Income	(165,538)	(102,410)
Adjustments to Reconcile Net Income to Net Cash from Operations		
1201 Accounts Receivable	(1,855)	-
1301 Prepaid Expenses	(2,623)	(33,201)
1303 Other Receivables	-	(10,000)
1307 Prepaid Storage Fees	(1,496)	1,496
1308 Security Deposit	-	(6,504)
Payroll Corrections	-	(425)
Payroll Refunds	-	(815)
1405 Accumulated Depreciation Computers	3,540	10,170
1406 Accumulated Depreciation Machinery & Equipment	3,705	10,743
1407 Accumulated Depreciation Office Furniture	657	2,047
1412 Accumulated Depreciation - Drones	14,788	11,982
1414 Accumulated Amortization - Internally Developed Software	-	5,404
2101 Accounts Payable	91,593	81,575
2200 Silicon Valley Bank Credit Card	-	32,540
2306 Employee Reimbursements	(1,335)	(1,196)
2309 Customer Deposits	(216,375)	(1,123,625)
2402 Payroll Tax Payable:Federal Unemployment Payable (940)	121	47
2403 Payroll Tax Payable:MI Income Tax Payable	1,544	(314)
2404 Payroll Tax Payable:MI Unemployment Tax Payable	391	(2)
Payroll Liabilities:FL Unemployment Tax	-	(189)
Payroll Liabilities:WA Paid Family and Medical Leave Tax	-	82
Payroll Liabilities:WA SUI Employer	-	138
Total Adjustments to Reconcile Net Income to Net Cash from Operations	**(107,344)**	**(1,020,047)**
Net Cash Provided by Operating Activities	**(272,882)**	**(1,122,457)**
Investing Activities		
1401 Fixed Asset Computers	(39,089)	(9,088)
1402 Machinery & Equipment	(42,225)	-
1403 Fixed Asset Office Furniture	(8,003)	(3,348)
1410 CIP - Drones	(57,447)	108,987
1411 Drones	(209,016)	(541,251)
1413 Internally Developed Software	(90,093)	(72,031)
1409 Deferred Tax Asset	(43,000)	-
Net Cash Provided by Investing Activities	**(488,874)**	**(516,731)**
Financing Activities		
2501 Convertible Note/SAFES	1,730,060	499,960
2502 Other Long-Term Liability	(10,000)	-
3009 Convertible Note Exchange from BVI Entity	(150,000)	-
3100 Shareholder Contributions	27	1,066
Net Cash Provided by Financing Activities	**1,570,087**	**501,026**
Net Cash Increase for Period	**808,331**	**(1,138,163)**
Cash at Beginning of Period	**607,904**	**1,416,235**
Cash at End of Period	**1,416,235**	**278,072**

BLUEFLITE INC
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

	Comon Stock			
	# of Shares Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning balance 1/1/2022	2,012,000	608,028	(2,032,265)	(1,285,238)
Sale of Stock (includes stock split)	8,102,000	1,066		1,066
Net Income (Loss)			(102,410)	(102,410)
Ending Balance 12/31/2022	10,114,000	609,094	(2,134,675)	(1,386,582)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

blueflite, Inc ("the Company") was formed in Delaware on September 14, 2018. The company is developing, designing and manufacturing unmanned aerial systems (UAS) platform. The Company has invented a unique and patent pending, differentiated design which gives its UAS special flying capabilities. The Company is also developing software to allow its customers to integrate UAS technology in digital process workflows. The Company is headquartered in Brighton, Michigan. The Company is serving a global market with the focus on the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Construction in Progress – Drones: Management has contracts to create drones for specific projects in which the Company will then lease the drones. The amount capitalized is based on the percentage of completion which is an estimate. The drones remain in construction in progress until completed and leased and then are moved to fixed assets with depreciation recorded to cost of goods sold.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue

The Company had a concentration of revenue with one customer which comprised 95% of the company's revenue for the year ended December 31, 2021 and 95% of the company's revenue for the year ended December 31, 2022.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company has derived revenue from one-long term contract and a short-term project. For the short-term project, revenue was recognized when each milestone of the contract was delivered (4 of 5 phases delivered in 2022). The contract spelled out how much each phase was. For the long-term module, each phase was allocated a portion of the contract price. Each phase has revenue recognized based on the following:

1. Fleet - Company is expected to deliver eight drones to the customer. Revenue is recognized when each drone is completed and with the customer. Drone costs are capitalized until drone is delivered to customer. Drones that are destroyed in transit or during testing are removed from balance sheet and recognized as expense in period incurred.

2. Infrastructure - Company was to deliver four furbished rental shipping containers prepped by subcontractors. This revenue is recognized on a rental income basis over the life of the project. All four containers were delivered in May of 2021, and revenue will be recognized equally over a twenty-month period (time between delivery and end of project December 2022).

3. Digital Platform - Module contained two segments (estimated $25,000 for operational plan/digital platform strategy presentation deliverable & $425,000 for digital platform software). Contract states $450,000; however, per discussion with Management, the $25,000 is what they think the digital platform strategy presentation deliverable was worth while the remaining work for the module was worth $425,000. The $25,000 was recognized upon delivery of the PowerPoint/word deliverable. The digital platform software worth $425,000 has been delivered by June 2022 while the costs were amortized from June 2022 and thereafter. Therefore, all costs have been capitalized on the balance sheet as internally developed software.

4. Operations - Company is to earn $555,000 for an operational plan for the project. This is an aspect of the project, and as such, it made sense to ratably recognized revenue from the start of the project in May 2021 to the end of the project December 2022.

9

Customer Deposits

Customer deposits are deposits received before the Company will begin a long-term project and are recognized on the balance sheet as a liability to the Company until the revenue from the respective project is earned. Negative customer deposits is the same as Accounts Receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

blueflite		
Fixed Assets		
($)	As of	As of
Account	Dec-21	Dec-22
Fixed Assets		
Computers	46,245	55,333
Machinery & Equipment	53,715	53,715
Office Equipment	8,003	11,351
Construction in Progress	108,987	-
Drones	209,016	750,268
Internally Developed Softwre	90,093	162,124
Accumulated Depreciation & Amortziation	(23,551)	(63,897)
Total Fixed Assets, net	492,508	968,894

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Costs during the development phase are capitalized without any amortization as they are in-process. All fees associated with internally developed software costs were deemed feasible at the start date of the contract. These software costs are for the purpose of contract fulfillment, once completed, the construction in progress account will be reclassified as a long-term asset and will begin straight-line amortization.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leased office space, workshop space including machinery and tools from James McClearen. The monthly lease is $4,380 and amounted to total annual amounts of $45,350 and $53,130 as of December 31, 2021 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered 2 convertible note agreements for the purposes of funding operations. The interest on one note is 5% per annum and note is convertible into shares of the Company's common stock at a 20% discount or $3m cap during a qualified financing event.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total of $482,500. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 5% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	100,000
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.00001 per share. 5,000 and 2,012,000 shares were issued and outstanding as of 2020 and 2021, respectively.

Voting: Common stockholders are entitled to one vote per share

Adjustment to Equity

A BVI Business Company is a legal entity which holds assets on behalf of a shareholder or organization, which may or may not include an operating business. The Company had a BVI entity which had issued convertible notes; however, the entity was dissolved, and the Company inherited the convertible notes when that took place. The Company recognized a liability for these notes as well as an adjustment to retained earnings via an adjustment to equity line item.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 11th, 2023, the date these financial statements were available to be issued.

Subsequent to December 31, 2022, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party for a total of $50,000. The SAFE agreement has no maturity date and bears no interest. The agreements provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered was $60M.

Subsequent to December 31, 2022, the Company has received an order for 4 drones from a US customer with an option for an additional 40 units. This customer is also subscribing to the Company's digital platform against a recurring subscription fee.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized net losses every year since inception and may continue to generate losses. Cash flows from operations in 2022 were negative. During the next twelve months, the Company intends to finance its operations with funds from a funding raising activities and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce

13

revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, Frank Noppel, Principal Executive Officer of blueflite inc., hereby certify that the financial statements of blueflite inc. included in this Report are true and complete in all material respects.

Frank Noppel

CEO